UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

VESTIS CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

29430C102
(CUSIP Number)

Keith Meister
Patrick J. Dooley, Esq.
Corvex Management LP
667 Madison Avenue
New York, NY 10065
(212) 474-6700

COPIES TO:
Jason Daniel
Akin Gump Strauss Hauer & Feld LLP
2300 N. Field Street
Suite 1800
Dallas, TX 75201
(214) 969-4209
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 2, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of theAct but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 29430C102

1.	Names of Reporting Persons

CORVEX MANAGEMENT LP
2.	Check the Appropriate Box If a Member of a Group (See Instructions)

a. [ ] b. [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions):

AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

[X]
6.	Citizenship or Place of Organization

DELAWARE
	7.	Sole Voting Power
Number of Shares		16,591,833
Beneficially Owned By Each	8.	Shared Voting Power 0
Reporting Person With	9.	Sole Dispositive Power 16,591,833
	10.	Shared Dispositive Power

		0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

16,591,833

12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[ ]
13.	Percent of Class Represented By Amount in Row (11)

12.6%*
14.	Type of Reporting Person (See Instructions)

PN, IA
* See Item 5.

CUSIP NO. 29430C102

1.	Names of Reporting Persons

KEITH MEISTER
2.	Check the Appropriate Box If a Member of a Group (See Instructions)

a. [ ] b. [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions):

AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

[X]
6.	Citizenship or Place of Organization

United States
	7.	Sole Voting Power
Number of Shares		16,591,833
Beneficially Owned By Each	8.	Shared Voting Power 0
Reporting Person With	9.	Sole Dispositive Power 16,591,833
	10.	Shared Dispositive Power

		0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

16,591,833

12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[ ]
13.	Percent of Class Represented By Amount in Row (11)

12.6%*
14.	Type of Reporting Person (See Instructions)

IN, HC
* See Item 5.

Item 1.	Security and Issuer

The title of the class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.01 per share (the “Shares”), of Vestis Corporation, a Delaware corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 500 Colonial Center Parkway, Suite 140, Roswell, Georgia 30076.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 2.	Identity and Background

This statement on Schedule 13D is filed on behalf of Corvex Management LP, a Delaware limited partnership (“Corvex”), and Keith Meister, a U.S. citizen (collectively, the “Reporting Persons”).  This statement relates to Shares held for the accounts of certain private investment funds for which Corvex acts as investment adviser, including Corvex Master Fund LP and Corvex Select Equity Master Fund LP, each a Cayman Islands limited partnership, the general partner of each of which is controlled by Mr. Meister (collectively, the “Corvex Funds”).  The general partner of Corvex is controlled by Mr. Meister.  The principal business address of each of Corvex and Mr. Meister is 667 Madison Avenue, New York, NY 10065.  The principal business of Corvex is serving as the investment adviser to private investment funds, whose principal business is investing in securities.  Mr. Meister’s principal occupation is serving as the Managing Partner of Corvex.  A joint filing agreement of Corvex and Mr. Meister is attached hereto as Exhibit 1.

Except as disclosed in this Schedule 13D, during the last five years, none of Corvex, Mr. Meister or any of the Corvex Funds has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On April 14, 2023, the Securities and Exchange Commission (“SEC”) announced an order settling charges against Corvex, according to the SEC order, for failing to disclose conflicts of interest regarding its personnel’s ownership of sponsors of three special purpose acquisition companies into which Corvex advised its client funds to invest. Without admitting or denying the findings, Corvex consented to the entry of the SEC’s order finding that the firm violated Sections 206(2) and 206(4) of the Investment Advisers Act of 1940 and Rule 206(4)-7 thereunder, and agreed to a cease and desist order, a censure, and a $1 million civil penalty to settle the charges.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons used the working capital of the Corvex Funds to purchase the 16,591,833 Shares reported herein.  The total purchase price for the Shares reported herein was approximately $206,917,449.

Various of the Reporting Persons may effect purchases of securities through margin accounts maintained for the Corvex Funds with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies.  Positions in Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts.

Item 4.	Purpose of Transaction

The Reporting Persons acquired their positions in the Shares in the belief that they were undervalued and represented an attractive investment opportunity. The Reporting Persons intend to engage in discussions with members of the Issuer's management and board of directors (the “Board”) regarding various options available to the Issuer to significantly enhance stockholder value.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to their investments in the Issuer as they deem appropriate. These actions may include, without limitation: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are convertible into Shares, or are based upon or relate to the value of the Shares or the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)-(b) Corvex may be deemed to be the beneficial owner of 16,591,833 Shares, which represent approximately 12.6% of the Issuer’s outstanding Shares.  By virtue of his position as control person of the general partner of Corvex, Mr. Meister may be considered to beneficially own such Shares.  The Reporting Persons may be deemed to have sole power to vote and sole power to dispose of 16,591,833 Shares.

The percentage calculated in the immediately foregoing paragraph is calculated based on a total of 131,450,628 Shares outstanding as of March 29, 2024, as reported in Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 2, 2024.

(c) Except as set forth in Exhibit 2 attached hereto, there have been no transactions in the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

(d) The limited partners of (or investors in) each of the private investment funds for which Corvex or its affiliates acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement

Exhibit 2	Transactions in the Shares effected in the past 60 days

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 8, 2024	CORVEX MANAGEMENT LP

	By:	/s/ Keith Meister
Keith Meister
Managing Partner

Date: May 8, 2024	KEITH MEISTER

	By:	/s/ Keith Meister
Keith Meister

EXHIBIT 1

AGREEMENT
JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree to jointly prepare and file with regulatory authorities this Schedule 13D and any future amendments thereto reporting each of the undersigned’s beneficial ownership of securities of Vestis Corporation, and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: May 8, 2024	CORVEX MANAGEMENT LP

	By:	/s/ Keith Meister
Name: Keith Meister
Title: Managing Partner

Date: May 8, 2024	KEITH MEISTER

	By:	/s/ Keith Meister

EXHIBIT 2

TRANSACTIONS

The following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons or on behalf of the Reporting Persons in respect of the Shares, inclusive of any transactions effected through 4:00 p.m., New York City time, on May 8, 2024. Except as otherwise noted below, all such transactions were purchases of securities effected in the open market, and the table includes commissions paid in per share prices.

NATURE OF TRANSACTION	DATE OF TRANSACTION	AMOUNT OF SECURITIES	PRICE PER SHARE $(1)
Purchase of Common Stock	3/11/2024	7,474	18.54
Purchase of Common Stock	3/13/2024	265,520	18.58
Purchase of Common Stock	3/14/2024	200,852	18.20
Purchase of Common Stock	3/15/2024	200,000	17.86
Purchase of Common Stock	3/18/2024	27,538	17.69
Purchase of Common Stock	3/20/2024	284,684	17.77
Purchase of Common Stock	3/21/2024	285,256	18.16
Purchase of Common Stock	3/22/2024	159,810	18.02
Purchase of Common Stock	3/25/2024	101,680	17.95
Purchase of Common Stock	3/26/2024	37,572	18.14
Purchase of Common Stock	4/1/2024	5,719	18.86
Purchase of Common Stock	4/2/2024	175,611	18.53
Purchase of Common Stock	4/4/2024	3,293	18.76
Purchase of Common Stock	4/8/2024	15,300	19.20
Purchase of Common Stock	4/9/2024	11,908	19.39
Purchase of Common Stock	4/10/2024	64,600	19.22
Purchase of Common Stock	4/11/2024	49,836	19.16
Purchase of Common Stock	4/12/2024	11,853	19.16
Purchase of Common Stock	4/15/2024	159,847	18.80
Purchase of Common Stock	4/16/2024	81,228	18.59
Purchase of Common Stock	4/17/2024	54,216	18.74
Purchase of Common Stock	4/18/2024	133,587	18.66
Purchase of Common Stock	4/22/2024	11,223	18.74
Purchase of Common Stock	4/23/2024	17,028	18.97
Purchase of Common Stock	4/24/2024	45,900	18.75
Purchase of Common Stock	4/25/2024	22,981	18.69
Purchase of Common Stock	4/26/2024	10,862	18.80
Purchase of Common Stock	4/29/2024	30,000	18.84
Purchase of Common Stock	5/2/2024	1,826,086	11.53
Entry Into Physically Settleable Swap	5/2/2024	2,100,000	10.76	(2)
Entry Into Physically Settleable Swap	5/3/2024	2,105,000	9.70	(2)
Purchase of Common Stock	5/3/2024	2,731,600	9.61
Settlement of Physically Settleable Swap	5/6/2024	2,100,000	10.76	(2)
Settlement of Physically Settleable Swap	5/6/2024	2,105,000	9.70	(2)
Purchase of Common Stock	5/6/2024	1,977,100	9.51
Purchase of Common Stock	5/7/2024	996,300	10.43
Purchase of Common Stock	5/8/2024	622,346	10.43

(1) The prices in each of the following rows are weighted average prices. These shares were purchased in multiple transactions. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price.

(2)  Physically settleable swaps were entered into with an unaffiliated third party financial institution on May 2, 2024 and May 3, 2024, and physically settled into Shares pre-market open on May 6, 2024, for a per Share price of $10.76 and $9.70, respectively.